United States securities and exchange commission logo





                            September 7, 2023

       Ronen Tsimerman
       Chief Financial Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

                                                        Re: IceCure Medical
Ltd.
                                                            Form 20-F filed
March 29, 2023
                                                            File No. 001-40753

       Dear Ronen Tsimerman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed March 29, 2023

       General

   1. We note your disclosure that two of your three subsidiaries are in China, your 52.7%
                                                        shareholder and
multiple members of your Board of Directors are based in China, and geographically, it
appears that a significant portion of your revenue is generated in
                                                        China. Please review
the Division of Corporation Finance's December 20, 2021, guidance
                                                        "Sample Letter to
China-Based Companies" available at

https://www.sec.gov/corpfin/sample-letter-china-based-companies and provide us with an analysis of whether you
are based in or have the majority of your operations in China, which includes Hong
Kong. If so, please update your disclosure to fully discuss the legal and operational risks
associated with being a China-based company, or explain why such comments are not
applicable to the company.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ronen Tsimerman
IceCure Medical Ltd.
September 7, 2023
Page 2

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                          Sincerely,
FirstName LastNameRonen Tsimerman
                                                          Division of
Corporation Finance
Comapany NameIceCure Medical Ltd.
                                                          Office of Industrial
Applications and
September 7, 2023 Page 2                                  Services
FirstName LastName